

Press release

Date December 13, 2001

TRADING UPDATE

VNU reaffirms earnings forecast 2001

Haarlem, The Netherlands – VNU, a leading international media and information company, today announced that, further to the press release on October 5, the Company is on track to meet its 2001 profit forecast, based on the present information on developments in the second half of the year. VNU expects 2001 cash earnings per share - earnings per share before goodwill amortization and extraordinary items - to decline by 0% to 5% compared to 2000.

Developments within the Marketing & Media Information group continued to be favorable during the second half of the year. The 2001 organic revenue growth of the two major companies of this group, ACNielsen and Nielsen Media Research, are in line with previously announced expectations. For ACNielsen the improvement in results and operating margin is on schedule. The integration is going well and the Operation Leading Edge restructuring program is making good progress. In addition, the Entertainment Information group demonstrated strong growth due to excellent developments in the market for motion-picture products.

For the Business Information group, the deteriorating economic circumstances caused a substantial decline in the advertising markets in the US and Europe, as was indicated in the October 5 press release. This decline has negatively affected this group's results and the downward trend in advertising continued, particularly in European trade magazines. As already announced, these effects have forced VNU to take additional measures to reduce 2001 cost levels by approximately EUR 35 million. The trade show business has also weakened, due primarily to the September 11 attacks and the corresponding reduction in air traffic in the US.

Results of the Directories group developed according to expectations. The Directories group continues to post incremental revenue growth, although somewhat below last year's level. Operating results for the group will at least equal the level of 2000.
VNU expects the sale of the Consumer Information and Educational Information groups to result in an after tax extraordinary item of approximately EUR 1 billion.

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VNU nv / Corporate Communications
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com



Press release

VNU also expects, as a result of the annual impairment test for publishing rights and goodwill, an additional write-off of approximately EUR 130 million to EUR 140 million. This write-off is related to the valuation of some trade journals acquired in previous years and our majority interest in NetRatings. Both the extraordinary item and the additional write-off will not affect our cash earnings per share, a primary indicator of our business success.

Rob van den Bergh, Chairman and CEO of VNU, commenting on the progress of the transformation of VNU, said: "2001 is a crucial year in the transformation process of VNU. The acquisition of ACNielsen gives VNU global leadership in marketing and media information services and the sale of the Consumer Information and Educational Information groups was completed satisfactorily, especially given present economic conditions. The transformation will give our company more focus, more growth potential and more recession resilience providing VNU with a solid financial position and excellent long-term prospects."

To further the transformation effort, Rob van den Bergh will be relocating to the offices of VNU in New York City, mid 2002. The corporate functions will continue to operate from both Haarlem, The Netherlands, and New York. Rob van den Bergh will continue to work closely with the office of the CFO in Haarlem, The Netherlands.

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs over 35,000 people and has annual revenues of approximately EUR 4 billion.

Forward looking statements

This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Press contacts:
Maarten Schikker + 31 23 546 36 00

Investor relations:
Rob de Meel + 31 23 546 36 48